

April 21, 2021

Shibasish Sarkar
Chief Executive Officer
International Media Acquisition Corp.
1604 US Highway 130
North Brunswick, NJ 08902

> **Re: International Media Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2021**
> **File No. 333-255106**

Dear Mr. Sarkar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2021

Use of Proceeds, page 50

1. You disclose that you have agreed to pay Ontogeny Capital (BVI) Ltd. $1,500,000 (or $1,725,000 if the size of the initial public offering is greater than or equal to $230 million) for certain management consulting and corporate advisory services. In addition, upon the consummation of your initial business combination, you have agreed to pay Ontogeny Capital (BVI) Ltd. $2,875,000 for certain management consulting and corporate advisory services. We note that the management consulting and corporate advisory services agreement filed as Exhibit 10.8 with your registration statement only appears to describe the potential amount of $1,725,000 in management consulting and advisory fees. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso, Esq.